DELTA
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                             GALIL INDUSTRIES LTD.
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                                                                   BUSINESS NEWS

                  Delta Galil Announces Result of Self-Tender

         TEL AVIV, Israel - December 24, 2002 - Delta Galil Industries Ltd. (NASDAQ: DELT), the global provider of private label intimate apparel, men's underwear, socks, baby-wear and leisurewear, today announced that its self-tender expired at 5 p.m. New York time on December 23, 2002. Delta Galil offered to repurchase, at a price of $11.00 per share, up to an aggregate of 565,000 of its Ordinary Shares and American Depositary Shares, representing approximately three percent of its outstanding shares.

         Shareholders tendered an aggregate of 13,445,184 Ordinary Shares and American Depositary Shares. Delta Galil will purchase an aggregate of only 565,000 shares, by purchasing from each tendering shareholder 4.202% of the properly tendered shares on a pro rata basis, rounded to the nearest whole number to avoid fractional shares.

         Shareholders who submitted American Depositary Receipts directly to Alpine Fiduciary Services Inc., the U.S. Receiving Agent, will receive by mail a check for the aggregate purchase price of the American Depositary Shares actually purchased. Such shareholders will separately receive a certificate for the balance of American Depositary Shares that were tendered but not purchased in the tender offer.

         Registered holders of Ordinary Shares who submitted Ordinary Shares to Israel Brokerage and Investment IBI Ltd., the Israeli Receiving Agent, will receive the aggregate purchase price of the Ordinary Shares actually purchased in accordance with the terms of the Ordinary Share Form of Acceptance submitted by such shareholder. Such shareholders will separately receive a certificate for the balance of Ordinary Shares that were tendered but not purchased in the tender offer.

         Payments to shareholders who tendered American Depositary Shares or Ordinary Shares held in "street name" through a broker or financial institution will be made electronically to the "street name" holder and shares not accepted in the tender offer will likewise be returned to their account.

         U.S. Shareholders with further questions regarding payment may contact the U.S. Information Agent, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072, Telephone 201-460-2213. Shareholders in Israel may contact Israel Brokerage and Investment IBI Ltd., the Israeli Receiving Agent, at 03-519-3414.

Delta Galil is a leading global manufacturer of quality apparel for the mass market sold under brands such as Ralph Lauren, Donna Karan, Calvin Klein, Hugo Boss and Nike. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Marks & Spencer, Victoria's Secret, GAP, Banana Republic, Carrefour, J. Crew, Target, Wal-Mart and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel,

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Scotland, Jordan, Egypt, Turkey, Eastern Europe, North and Central America,
Caribbean and Far East. Delta concluded its U.S. IPO in March of 1999. For more information, please visit our website: WWW.DELTAGALIL.COM.

         Contacts:

         Aviram Lahav     Delta Galil Industries Ltd.  Tel: +972-3-519-3744

         Rachel Levine    The Anne McBride Company     Tel: +212-983-1702